
EURO
TUNNEL

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA


06015814

26th June 2006

Dear Sirs,

Eurotunnel PLC ("EPLC")/Eurotunnel SA ("ESA") - File number : 82-3000/82-2999

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934, please find enclosed the following announcements which were issued by EPLC/ESA to the London and Paris Stock Exchanges:-

- Eurotunnel and Ad Hoc Committee sign a preliminary binding restructuring agreement – AGM postponed until 12 July 2006,
- Presentation of the Preliminary Restructuring Agreement agreed between Eurotunnel and the Ad Hoc Committee,
- Rule 2.10 announcement – Eurotunnel P.L.C./Eurotunnel SA,
- Eurotunnel wishes to make observations in response to recent articles in the press,
- AGM postponed until 27th July 2006,
- The financial restructuring project developed by Deutsche Bank is not acceptable to the creditors that they represent,
- Eurotunnel carries 100 millionth customer onboard Passenger Shuttle,
- Press release 983/2006 – Eurotunnel makes observations,
- Meeting with subordinated creditors,
- Eurotunnel presented an ultimate proposal on 12th July 2006,
- Eurotunnel – Cancellation of the General Meetings of Shareholders of Eurotunnel and intention to place the Group under the protection of the Paris commercial court,
- Results from Operations for the first half of 2006.

Yours faithfully,

Mrs. S P Garnham
UK Company Secretary
For and on behalf of Eurotunnel

Enc.

NEWS


EURO
TUNNEL

24 May 2006

Eurotunnel and Ad Hoc Committee sign a preliminary binding restructuring agreement

AGM postponed until 12 July 2006

Eurotunnel and the Ad Hoc Committee have today, 24 May 2006, signed a preliminary binding agreement on the financial restructuring of the Group.

Discussions will continue on this basis with other lenders, including junior bondholders.

At the same time, Eurotunnel will continue to explore with international financial institutions the best ways to put in place a new corporate* financing for the group.

As a consequence, Eurotunnel will seek to obtain approval from the French commercial court to postpone the general meeting of Eurotunnel SA, which should be held on 30 June 2006, until 12 July 2006, in order to present a complete outline for approval by shareholders of the Group.

* As opposed to the current project financing structure

N° 976/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS



31 May 2006

Presentation of the Preliminary Restructuring Agreement agreed between Eurotunnel and the Ad Hoc Committee

Following 10 months of negotiations, on 23 May 2006, Eurotunnel signed a binding Preliminary Restructuring Agreement with the Ad Hoc Committee. The restructuring plan is strengthened by a financing commitment from a group of financiers and investors comprised of Goldman Sachs, Barclays and Macquarie.

The Agreement preserves, as far as possible, the interests of all the parties involved. It is being presented to the other debt holders and will be presented to Eurotunnel shareholders at the next General Meeting.

The economics of this Agreement are as follows:

- Debt reduction of approximately £3.3bn
- A total "corporate" style debt of £2.9bn, made up of 3 tranches: new Senior debt, Tier 1A (FLF 2) and mezzanine ;
- Listed hybrid notes for a nominal amount of £1bn, convertible from 2009
- The establishment of accretion mechanisms for the existing Eurotunnel shareholders: warrants and the possibility for the Group to buyback the hybrid notes.

The financial restructuring, if accepted, will be implemented through the incorporation of a new French parent company which will, in autumn 2006, launch an exchange offer, in the UK and France, to holders of Eurotunnel Units.

Appendix

A more detailed presentation of the Agreement is attached below.

N° 977/2006

For media enquiries contact:
John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

Ken Cronin on + 44 (0) 788 759 1499

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

Eurotunnel
Preliminary Restructuring Agreement

This note summarises the key elements of the Preliminary Restructuring Agreement executed by Eurotunnel with the members of the Ad Hoc Committee[1]. This binding agreement, which is subject to a number of conditions precedent, sets out the principal terms of the restructuring of Eurotunnel's debt which, once finalised, will be presented to its shareholders at the next General Meeting.

This restructuring plan is strengthened by a financing commitment from a group of financiers and investors comprised of Goldman Sachs, Barclays and Macquarie.

The prime objective of the parties to the Preliminary Restructuring Agreement is to create the conditions for Eurotunnel to operate on a "normal" basis, at the same time as taking account of the interests of the different parties. The agreed structure provides a lasting solution to the problems encountered by the group since its creation by:

- simplifying and unifying the existing corporate structure;
- replacing the current "project finance" style debt structure by a "corporate" debt structure; and
- significantly reducing the group's indebtedness and adapting the amount and duration to the specificities of the tunnel concession.

The implementation of the restructuring plan is expected to be completed prior to 31 October 2006.

Key features of the financial restructuring plan

- The Preliminary Restructuring Agreement sets out the framework to restore and stabilize Eurotunnel's financial situation, with the objective of reducing its indebtedness by approximately 54% from £6.20 billion[2] to £2.90 billion. This reduced level of indebtedness is considered realistic in light of the duration of the concession and operating forecasts to ensure the group's future and prospects for development and provides a balanced treatment of the interests of all relevant parties.
- The refinancing plan is structured around:
  - (i) the incorporation of a new French holding company, which will be at the centre of the restructuring and all of the transactions required for its implementation. The existing Eurotunnel shareholders will have the possibility to become members of the new French holding company pursuant to an exchange offer (the "Exchange Offer"); and
  - (ii) the simultaneous financing of the new structure by a group of investors and financiers.
- The key features of the financial restructuring are as follows:
  - (i) incorporation of a new French holding company listed in London and Paris. The share capital of the new holding company will be comprised of ordinary shares and one preferred share. The preferred share will be held by a company controlled by the

[1] *The* Ad Hoc Committee represents the majority of the Co-financier debt, it is composed of MBIA Assurance SA, *European Investment Bank, Franklin Mutual Advisers LLC, Ambac Assurance UK Ltd, and entities affiliated with investment funds managed by Oak tree Capital Management LLC.*

[2] *For ease of reference, the amounts referred to in this press release have been rounded and presented in £ sterling. The exchange rate used in this press release is 1.4619 euro/£. The final amounts will be calculated by reference to the actual exchange rate.*

investors in the hybrid notes and would confer specific governance rights, but no specific economic rights;

(ii) implementation of an exchange offer in the UK and France pursuant to which the holders of Eurotunnel PLC and Eurotunnel SA Units will be offered:

- new shares in the new French holding company;
- warrants entitling the holders to subscribe for additional shares in the circumstances set out in paragraph (vi) below, in particular in the event of additional value crystallising in Eurotunnel.

In addition, shares in the new French holding company offered pursuant to the Exchange Offer will benefit from preferential tariffs for transport. The minimum acceptance threshold for the Exchange Offer will be 60%, subject to regulatory approval;

(iii) the funding of a new Senior facility of an aggregate amount of £1.81 billion to France Manche SA and Eurotunnel Finance Ltd to refinance the Senior Debt, Fourth Tranche and Tier 1 and Tier 2 of the Junior Debt. Tier 1A (£740 million) will be excluded from this refinancing and will remain in place under its current terms;

(iv) issue by an English subsidiary of the new French holding company (entirely controlled by the French holding company and having its centre of management in France) of a mezzanine debt of an aggregate amount of up to £350 million, the proceeds of which will be used in part to refinance part of the current Junior Tier 3 Debt and to compromise the Stabilisation Notes, Resettable Bonds and Participating Loan Notes. Any remaining amount of the mezzanine debt will be used as working capital by the group, including to pay costs incurred in connection with the implementation of the restructuring;

(v) issue by the UK subsidiary of listed subordinated Hybrid Notes convertible into ordinary shares of the French holding company. The issue of the Hybrid Notes will be underwritten by the new investors. The Hybrid Notes will be offered to the holders of the Tier 3 Junior Debt in exchange for their debt of £1.78 billion. The aggregate nominal amount of the Hybrid Notes will be £1 billion or equivalent, divided in three tranches: T1- £500m, mandatory conversion on the third anniversary of their issue, T2 - £250m, mandatory conversion on the fourth anniversary of their issue, and T3 - £250m, mandatory conversion on the fifth anniversary of their issue. In addition, the Hybrid Notes may, subject to certain conditions, be redeemed at the discretion of Eurotunnel by the payment of a redemption premium of 59.2%, increased each year by 7.5%; and

(vi) the granting of claw back rights, in the form of warrants (referred to in paragraph (ii) above) issued to shareholders tendering their Units to the Exchange Offer and to a lesser extent to holders of Stabilisation Notes, Resettable Bonds and Participating Loan Notes. These warrants are intended to limit the diluting effect on the shareholders of the Hybrid Notes upon the occurrence of certain events and enable their holders to participate in future value creation within the new French holding company.

The restructuring plan provides for the extension of the maturity profile of all of the group's indebtedness to be more in line with the duration of the concession. The group's indebtedness may also be refinanced, subject in certain cases (in particular its fixed rate debt), to the payment of an early redemption premium, enabling the group to benefit from any improvement in market conditions and the company's credit rating following the restructuring.

* * *

Overview of the financial restructuring

The restructuring plan is in respect of approximately £6.24 billion, estimated to be the level of the group's debt as at 31 October 2006, the expected closing date of the implementation of the restructuring.

Estimated Principal Indebtedness as at 31/10/06	£m	Restructured Debt (1)	£m
Senior Debt	366	New Senior Debt	1,810
Tier 1A (FLF2)	740	Tier 1A	740
Junior Debt T1	3,208		
Junior Debt Tier 2			
Junior Debt Tier 3			
Participating Loan Notes	860		350
Stabilisation Notes	560	Mezzanine Debt	
Resettable Bonds	464		
	6,198		**2,900**

(1) The structure of the capital following implementation of the restructuring also includes the Hybrid Notes for a face value of £1 billion.

The restructuring plan:

- provides for the redemption in full of the principal amount plus accrued interest of the Senior Debt (£237 million), the Fourth Tranche Debt (£129 million) and the Tier 1 Debt (£541 million) and Tier 2 Debt (£892 million). Holders of Tier 3 Junior Debt will receive subordinated Hybrid Notes convertible into shares of an aggregate principal amount of £1 billion, plus a payment in cash of £100 million in exchange for their debt of £1.78 billion;

- does not affect the Tier 1A Debt (FLF2) which remains in place under its current terms. With the first repayment of principal not due until 2026, this does not affect the short term financial stability of the group; and

- includes a mezzanine debt, the principal amount of which is not amortizable for 7 years and the unpaid interest of which will be capitalized.

Dilution/Claw Back Rights

The conversion of Hybrid Notes into ordinary shares of the new French holding company will entitle their holders to up to 86.95652% of the share capital of the new French holding company on a fully diluted basis and following a complete success of the Exchange Offer. Under the terms of the agreement, the potential dilution of holders of Units may be limited by:

- the holders of Units accepting the Exchange Offer will receive free warrants to subscribe for ordinary shares in the new French holding company which will entitle them to be the only shareholders benefiting from a part of the increase in value of the French holding company between 2008 to 2010 by being able to exercise the warrants with effect from 2011 at an exercise price equal to the nominal value of the underlying shares (1 euro cent) and for a number of shares proportionate to the increase in value and to which they are entitled; and

- up to 40% of the Hybrid Notes may be redeemed at any time at the entire discretion of the Eurotunnel group, subject to the payment of an initial redemption premium of 59.2%, increasing each year by 7.5%. Any redemption of more than 40% of the Hybrid Notes must be made for all of the outstanding Hybrid Notes. The redemption of Hybrid Notes may be financed in one or more of the following three ways:
  - additional indebtedness (debt or quasi-equity) up to a maximum of £225 million;
  - share capital increase; and
  - direct market purchases of up to 5% of the outstanding Hybrid Notes in the fifth year following their issue.
- the Preliminary Restructuring Agreement specifically provides for the possibility of dividends to be paid to shareholders:
  - following the payment of a first coupon of 6% to the holders of the Hybrid Notes, subject to available cash flow, an additional 3% coupon shall be payable to holders of Hybrid Notes and a dividend of an amount equal to the amount of the additional coupon multiplied by the sum of the number of shares in issue divided by the number of shares to be issued upon conversion of the Hybrid Notes in issue at the date of payment of the additional coupon shall be payable to shareholders; and
  - by the debt structure of the group becoming "corporate" in nature. Subject to complying with the various agreements reached with its creditors, in particular concerning coverage ratios, the group will be entitled to retain its free cash flows and at the appropriate time use them in accordance with its corporate interest, such as paying dividends to its shareholders.

*

* *

Eurotunnel now intends to convince the subordinated debt holders to back this Preliminary Restructuring Agreement. In parallel Eurotunnel will seek to strengthen the financial refinancing package through inclusion of a wider group of investors and financiers. Details of the full restructuring plan and the conditions to which it is subject will be presented to shareholders at the next General Meeting. A full description will be included in the documentation provided to shareholders in connection with the Exchange Offer.

The effective implementation of the restructuring plan is subject to the satisfaction of a number of conditions precedent over the coming months. The terms of the exchange offer are subject to regulator approval and could therefore be amended. Certain conditions depend on events and parties outside the control of the Eurotunnel group which may not be satisfied or may only be satisfied in a timeframe that is incompatible with the proposed implementation of the restructuring plan. In this case, Eurotunnel would have to agree with the relevant parties the necessary changes or modifications to be made to the current plan.

The implementation of the restructuring plan is expected to be completed not later than the autumn 2006.

1 June 2006

For immediate release

RULE 2.10 ANNOUNCEMENT

Eurotunnel P.L.C./Eurotunnel SA

RULE 2.10 ANNOUNCEMENT

Following the announcement made by Eurotunnel yesterday, 31 May 2006, in relation to the Preliminary Restructuring Agreement between Eurotunnel and the Ad Hoc Committee, Eurotunnel now announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that at the close of business on 31 May 2006 it had the following relevant securities (within the meaning of the City Code on Takeovers and Mergers) in issue:

2,546,164,213 ordinary shares of £0.01 each issued by Eurotunnel P.L.C. The shares issued by Eurotunnel P.L.C. trade as units ("Units") made up of one Eurotunnel P.L.C. share and one Eurotunnel SA share of €0.15 each. The ISIN Codes for the Units are GB0003168936 for registered Units and FR0000125379 for SICOVAM inscribed Units.

A further announcement will be made when appropriate.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the UK City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Eurotunnel P.L.C., all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Eurotunnel P.L.C., they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Eurotunnel P.L.C. by Eurotunnel P.L.C. or by any of its "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

NEWS


EURO
TUNNEL

4 June 2006

Eurotunnel press release

In response to recent articles in the press, Eurotunnel wishes to make the following observations:

- The members of the Ad Hoc committee signed a confidentiality agreement in August 2004 prior to entering into negotiations with Eurotunnel.
- Goldman Sachs, Macquarie and Barclays signed similar such confidentiality agreements in the light of the discussions which have led to the recently announced agreements.
- By contrast, none of the bond holders has signed a confidentiality agreement as a bond holder, notably due to the fact that would lead to a ban on trading in the markets, for both debt and equity. However, Close Brothers, advisors to some of the bondholders, signed a confidentiality agreement on 23 June 2005 and, as a result, have had permanent access to the Group's financial and operational information.
- As for the alternative plans from different financial institutions mentioned in the press:

The Group confirms that, at today's date, it has not been officially contacted and that neither has it received any alternative restructuring plan from any other financial institution.

The binding agreement signed with the Ad Hoc Committee on 23 May 2006 and financed by the consortium, Goldman Sachs, Barclays and Macquarie, envisages a reduction of the initial debt, reducing it from £6.20bn to £2.90bn. The group stresses that any alternative solution should, in terms of debt write off, have at least the same ambition.

N° 979/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS


EURO
TUNNEL

13 June 2006

AGM postponed until 27 July 2006

Following recent press statements by some holders of very subordinated debt, Eurotunnel has requested that, given the Group's current difficult situation, which has led the French auditors to initiate an Alert Procedure, they make their ideas known as soon as possible,

As a result, the Annual General Meeting, planned for 12 July, has been postponed until 27 July. It will be an Extraordinary General Meeting to address the financial restructuring.

Eurotunnel is entirely conscious of the upset that this postponement could cause to shareholders, with whom it shares dissatisfaction with the delay generated, but the Group is intent of giving every opportunity of success to the consensual restructuring process

N° 980/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS


EURO
TUNNEL

27 June 2006

Eurotunnel was informed on Monday 26 June, that the Ad Hoc Committee, which represents the Group's principle creditors, had, at the end of last week, indicated directly to the holders of the subordinated debt that the financial restructuring project developed by Deutsche Bank was not acceptable to the creditors that they represent.

This position means that the project has no chance of success even though it is still presented by its promoters as an alternative.

This project, based on an enterprise value far superior to that emanating from the combined analyses of Eurotunnel and the Ad Hoc Committee, would enable the most subordinated creditors to recover a substantially greater amount than the market value of their debt and probably, in the case of most of these creditors, the acquisition cost of their debt.

These subordinated creditors remaining free to trade in the bonds constituting this subordinated debt, Eurotunnel has requested that the market authorities in the UK and France (AMF and UKLA) take steps to ensure that the subordinated creditors' project has not been proposed for the sole purpose of misleading other market participants, and in particular shareholders, who might be tempted to trade in these bonds or other equity securities of Eurotunnel in the hope of realising the levels of return on investment put forward by these creditors.

N°981 /2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS


EURO
TUNNEL

27 June 2006

Eurotunnel carries 100 millionth customer onboard Passenger Shuttle

Today, Tuesday 27 June 2006, Eurotunnel celebrated the 100 millionth customers to travel on board the Passenger Shuttle Service which, since December 2004, has transported cars, coaches, camper vans, caravans and motorcycles between Folkestone in Kent and Coquelles, France.

Jacques Gounon, Chairman and Chief Executive, welcomed lucky Passenger Shuttle customers, Mr and Mrs Thynne, from Eastbourne in Sussex when they arrived at the Folkestone terminal at the beginning of the afternoon.

Mr and Mrs T are regular Eurotunnel users, often travelling to the continent for holidays and to visit friends and family. *"100 Million, it hardly seems possible in the short time the Tunnel has been open"*, said Mr and Mrs Thynne when they heard the news. *"We are great fans of the Eurotunnel service,"* said Mr Thynne, *"it is so fast and easy to use. It's almost as easy to get to the continent as travelling in England..."*

Mr and Mrs T left the terminal with flowers, champagne and presents from the shops in the Passenger Terminal to celebrate and Jacques Gounon presented them with a year's worth of free crossings on Eurotunnel's FlexiPlus Service, guaranteeing them priority loading on the next available shuttle whatever time of day they want to travel.

"I am delighted to welcome 100 millionth customers to travel on board our Passenger Shuttle Service," said Jacques Gounon, *"This shows that our service is a real success both commercially and operationally. This success is due to the fundamental advantages of our transport system, whose speed frequency and reliability are unmatched. It is also the result of our continuous efforts to satisfy our customers and to the constant changes we make to our service to meet their need, a priority for our Group*

Our revenue for the first half of 2006 should confirm that we are on the right tracks. According to our estimations, it should be about 2% up on the same period in 2005, even though we have voluntarily adjusted our transport capacity and this year we have not had any benefit from problems at the port of Calais."

N° 982/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS


EURO
TUNNEL

03 July 2006
Immediate release

Update

Following the presentation by ARCO, representing certain subordinated creditors, of an alternative project to the Goldman Sachs Plan, Eurotunnel would like to make the following observations:

The financial restructuring plan approved by the Joint Board of Eurotunnel and the majority creditors represented by the Ad Hoc Committee cannot be called the "Goldman Sachs / Maquarie plan", except through a desire to mislead shareholders. In reality the Eurotunnel Plan was presented to the Ad Hoc Committee for the first time on 13 July 2005; it was the object of a Memorandum of Understanding, signed on 31 January 2006, before being finalised by a binding agreement on 23 May 2006. This preliminary agreement was subsequently the object of a complete and complementary financing agreement, separate to the plan itself, and signed on 30 May 2006 with a consortium of financial institutions including, amongst others, Goldman Sachs and Maquarie.

This plan was established with the principal senior and junior creditors, the holders of the majority of the Group's debt and without whom no restructuring is possible. It is a binding plan*. It is a preliminary plan, which is to say that it can still be modified, once the minority creditors agree to negotiate with the Group's management.

* It should be noted that in the ARCO press pack, the alternative project presented today has no contractual value and does not constitute a binding commitment.

N° 983/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS


EURO
TUNNEL

7 July 2006

Immediate release

Meeting with subordinated creditors

Eurotunnel invited all of its subordinated creditors to a negotiation meeting in Paris at 11:00 on Friday 7 July.

Eurotunnel put new ideas to these creditors, present or represented, designed for their category of debt and compatible with the preliminary financial restructuring plan agreed between the Group and its principal creditors.

Eurotunnel, after having reminded them that the negotiation period comes to an end on 12 July, proposed that they should meet again on Tuesday 11 July.

N° 984/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS


EURO
TUNNEL

Eurotunnel –Press Release

13 July 2006

Following long and intense negotiations, Eurotunnel presented an ultimate proposal at 11 p.m. Paris time on 12 July 2006 to reach a compromise between the Preliminary Restructuring Agreement dated 23 May 2006 and the demands made to date by its subordinated creditors.

Although the vast majority of these demands were satisfied by the substantial efforts made jointly by Eurotunnel and the Ad Hoc Committee, the subordinated creditors, led by Deutsche Bank, rejected this final attempt to reach a negotiated agreement between all of Eurotunnel's creditors.

Eurotunnel is now forced to pursue legal proceedings to place itself under the protection of the Commercial Court of Paris pursuant to the French law "*procédure de sauvegarde*".

Mr Jacques Gounon declared: "I fail to understand how an institution such as Deutsche Bank has maintained its unreasonable demands without taking into account the consequences on the 2,300 employees and 800,000 shareholders of Eurotunnel."

N° 985/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS


EURO
TUNNEL

Eurotunnel –Press Release

13 July 2006

At its meeting in Paris today, the Joint Board of Eurotunnel decided unanimously to cancel the General Meetings of Shareholders of Eurotunnel Plc and Eurotunnel SA, planned for 27 July, and confirmed its intention to place the Group under the protection of the Paris commercial court (Tribunal de Commerce de Paris).

N° 986/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS


RECEIVED
2006 AUG -8 A 9:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
EURO
TUNNEL

18 July 2006
Immediate release

Results from Operations for the first half of 2006

Shuttle revenue continues to grow: +3% (to £152 million)
Operating costs reduced by 9% (to £116 million)
Operating margin significantly increased: +12% (to £161million)

The radical reorientation of commercial and operating policy undertaken in 2005 has had a very positive effect on Eurotunnel's operating results during the first six months of 2006.

Revenue has continued to progress (£277 million, +2% compared to the first half of 2005) supported by growth in Shuttle Services activity (+3%), the Group's core business. It should be noted that this increase in revenue is continuing, even though Eurotunnel benefited economically from the disruption to services at the port of Calais during the first half of 2005.

The growth is also notable at a time when Eurotunnel no longer pursues traffic volumes: with the number of vehicles carried on Eurotunnel Shuttles stable or diminishing by comparison to 2004 (see annex 2), the increase in revenue demonstrates that the optimisation of load factors, the introduction of a dynamic pricing model (for Passenger) and the re-establishment of direct control over the sales and marketing of our Truck Service, needed to be put in place.

The other notable success is the significant reduction in operating costs seen during the first half of 2006: costs are down by 9%, to £116 million. The increase in revenue and the reduction in costs combine to give a very satisfactory growth in the operating margin (+12%), which has risen to £161 million.

The profitability of our activities, calculated by the relationship of the operating margin to revenue, reached a record level of 58% during the period.

For the second half of 2006, Eurotunnel would like to point out that the situation created by the refusal of certain creditors to approve the proposed financial restructuring and, by consequence, the request for the safeguard procedure in France could have a negative impact on customer reservations or supplier demands which is difficult to predict.

Jacques Gounon, Chairman and Chief Executive of Eurotunnel said, *"Eurotunnel's operating results for the first half of this year are very good. This marked improvement is the tangible result of the considerable efforts made by the staff and shows the potential Eurotunnel has.*
It would be an injustice if these efforts were reduced to nothing by the refusal of creditors to reach a rapid solution to the question of the debt".

Note to editors: we remind you that Eurotunnel's annual accounts at 31 December 2005 are the object of a warning procedure (Procédure d'alerte) initiated by the French auditors on 12 February 2006 and that they have not been approved.

Annex 1. Operating results (in £ millions)*

Exchange rate €/£	**1st half 2006 (estimated, un-audited)*** *1.441*	**1st half 2005** (restated)** *1.441*	**2006/2005 (% change)**
Shuttle Services	152	148	+3%
Railways	***120	118	+2%
Transport activities	272	266	+2%
Non-transport activities	5	5	-
Revenue	**277**	**271**	**+2%**
Operating expenses	(116)	(127)	-9%
Operating margin	**161**	**144**	**+12%**
Operating margin / Revenue	**58%**	**53%**	**+5pts**

* estimated, un-audited figures.
** the figures from the first half of 2005 have been recalculated at an exchange rate of £1=€1.441, in order to allow direct comparison with the figures for the first half of 2006. For the same reason, they have also been recalculated in accordance with the IFRS accounting standard, as adopted by Eurotunnel on 31 December 2005.
*** of which £37 million from the « Minimum Usage Charge » clause in the contract linking Eurotunnel to the railways, which guarantees a minimum level of tolls, independent of variations in traffic levels. This arrangement expires at the end of November 2006.

Annex 2. Shuttle Services and Railways traffic

	1st half 2006	**1st half 2005**	**2006/2005 (%change)**	**1st half 2004**	**2006/2004 (%change)**
Freight Shuttles	649,596	703,363	-8%	646,468	0%
Passenger Shuttles					
• cars****	887,464	951,561	-7%	944,832	- 6%
• coaches	33,030	39,831	-17%	29 834	+11%
Eurostar***** (passengers)	3,733,403	3,675,508	+2%	3,406,698	+ 10%
Freight Trains SNCF/EWS (in tonnes)	791, 672	847,716	-7%	978,717	- 19%

**** including, motorcycles, vehicles with trailers, caravans, and camper vans
***** the number of Eurostar passengers in this table includes only those travelling through the Channel Tunnel, and therefore excludes passengers travelling between Paris-Calais and Brussels-Lille

N° 987/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.